Exhibit 99.1
Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 5 Shacham St. North Industrial Park, Caesarea 3088900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com

Mazor Robotics Reports Record First Quarter Results

- First Quarter 2018 Revenue Increased 32% Year Over Year -

- Conference Call Today at 8:30 AM EDT (3:30PM IDT) -

CAESAREA, Israel – May 14, 2018 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a pioneer and a leader in the field of robotic guidance systems, reported record first quarter revenue of $15.5 million compared to $11.7 million in the first quarter of 2017.

“Our record first quarter revenue reflects clinical adoption, as we surpassed 33,000 cases performed, and the continued global demand for the Mazor X and Renaissance systems,” commented Ori Hadomi, Chief Executive Officer. “Commercially, we successfully expanded into a new international market with the Mazor X and making progress penetrating into the Ambulatory Surgery Center ("ASC") market in the U.S. with the Renaissance.  Our performance, coupled with the growing number of peer-reviewed papers, presentations and the interim data from our prospective studies, is transforming spine surgery in markets around the world.  Finally, we are also advancing and expanding our technology development efforts with Medtronic, and I am pleased to share that commercialization of the Mazor X platform, which integrates Medtronic's Stealth navigation and offers a unique robot-guided implant solution that eliminates the need for guidewires, is expected at the end of 2018.”

FIRST QUARTER 2018 FINANCIAL RESULTS ON IFRS BASIS ("GAAP")

Revenue for the three months ended March 31, 2018 increased 32% to $15.5 million compared to $11.7 million in the year-ago first quarter, mainly due to increased recurring revenue from kit sales, services and other.  U.S. revenue increased 27% to $14.2 million compared to $11.2 million in the year-ago first quarter. International revenue increased 160% to $1.3 million compared to $0.5 million in the year-ago first quarter.

The Company’s gross margin for the three months ended March 31, 2018 was 58.3% compared to 64.6% in the year-ago first quarter.  This expected decrease is attributed mainly to the pricing terms with Medtronic. Total operating expenses were $10.5 million compared to $13.3 million in the year-ago first quarter, mainly due to lower selling and marketing expenses, following the transition to the global distribution phase of the Medtronic partnership.  Operating loss was $1.4 million compared to an operating loss of $5.7 million in the year-ago first quarter. Net loss for the first quarter of 2018 was $1.3 million, or $0.02 per share, compared to a net loss of $5.2 million, or $0.11 per share, for the year-ago first quarter.

Cash provided by operating activities was $2.7 million compared to cash provided by operating activities of $0.7 million in last year’s first quarter as a result of high collection efforts from customers. As of March 31, 2018, cash, cash equivalents and investments totaled $114.5 million.

FIRST QUARTER 2018 FINANCIAL RESULTS ON NON-GAAP BASIS

The tables below include reconciliations of the Company’s GAAP results to non-GAAP results. The reconciliations relate to non-cash expenses in the amount of $1.6 million with respect to share-based payments and amortization of intangible assets recorded in the first quarter of 2018. On a non-GAAP basis, the net income in the first quarter of 2018 was $0.3 million, or $0.01 per share, compared to net loss of $3.9 million, or $0.08 per share, for the year-ago first quarter.

CONFERENCE CALL INFORMATION

The company will host a conference call to discuss these results on Monday, May 14, 2018, at 8:30 AM EDT (3:30 PM IDT).  Investors within the United States interested in participating are invited to call 800-239-9838.   Participants in Israel can use the toll-free dial-in number 1809 212 883. All other international participants can use the dial-in number +1 323-794-2551.

A replay of the event will be available for two weeks following the conclusion of the call. To access the replay, callers in the United States can call 1-888-203-1112 and reference the Replay Access Code: 3873868. All international callers can dial +1 719-457-0820, using the same Replay Access Code. To access the webcast, please visit www.mazorrobotics.com and select ‘Investor Relations.’

Use of Non-GAAP Measures

In addition to disclosing financial results calculated in accordance with generally accepted accounting principles in conformity with International Financial Reporting Standards (GAAP), this press release contains Non-GAAP financial measures for gross profit, operating expenses, operating profit (loss), net income (loss) and basic and diluted earnings (loss) per share that exclude the effects of non-cash expense of amortization of intangible assets and share-based payments. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management's and investors' ability to evaluate the Company's net income (loss) and earnings (loss) per share and to compare them to historical net income (loss) and earnings (loss) per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors.

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary technologies and products aimed at redefining the gold standard of quality care. Mazor Robotics Guidance System enables surgeons to conduct spine and brain procedures in an accurate and secure manner. For more information, please visit www.MazorRobotics.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding interim data from prospective studies, advancing and expanding technology development efforts, timing of integration of Stealth navigation, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements. These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on April 30, 2018 and in subsequent filings with the SEC. For more details, refer to Mazor's SEC filings. Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group
Michael Polyviou/Doug Sherk - Investors
mpolyviou@evcgroup.com; dsherk@evcgroup.com
732.232.6914; 415.652.9100

Mazor Robotics Ltd.
CONSOLIDATED STATEMENT OF INCOME
(U.S. Dollars in thousands, except per share data)

	Three month period
	ended March 31,
	2018 (Unaudited)	2017 (Unaudited)
Revenue	$15,507	$11,719

Cost of revenue	$6,465	$4,149

Gross profit	$9,042	$7,570

Operating costs and expenses:
Research and development, net	$2,387	$1,792
Selling and marketing	$6,081	$9,893
General and administrative	$2,022	$1,571
Total operating costs and expenses	$10,490	$13,256

Loss from operations	$(1,448)	$(5,686)

Financing income, net	$172	$211

Loss before taxes on income	$(1,276)	$(5,475)

Income tax expense (benefit)	$1	$(243)

Net loss	$(1,277)	$(5,232)

Net loss per share - Basic and diluted	$(0.02)	$(0.11)

Weighted average common shares outstanding - Basic and diluted	52,367	47,750

Mazor Robotics Ltd.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF
(U.S. Dollars in thousands)

	March 31,	December 31,
	2018	2017
	(Unaudited)	(Audited)
Current assets
Cash and cash equivalents	$47,003	$46,376
Short-term investments	62,484	56,708
Trade receivables	1,608	5,460
Other current assets	2,445	2,054
Inventory	7,954	7,864
Total current assets	121,494	118,462

Non-current assets
Long-term investments	4,993	5,171
Property and equipment, net	4,505	4,323
Intangible assets, net	1,843	1,925
Other non-current assets	1,058	1,115
Total non-current assets	12,399	12,534

Total assets	$133,893	$130,996

Current liabilities
Trade payables	$2,561	$3,474
Deferred revenue	3,250	3,471
Other current liabilities	9,466	9,874
Total current liabilities	15,277	16,819

Non-current liabilities
Employee benefits	472	414
Total non-current liabilities	472	414

Total liabilities	15,749	17,233

Equity
Share capital	138	136
Share premium	231,253	225,678
Amounts allocated to warrants	9,629	9,629
Capital reserve for share-based payment transactions	10,561	10,480
Foreign currency translation reserve	2,119	2,119
Accumulated loss	(135,556)	(134,279)
Total equity	118,144	113,763

Total liabilities and equity	$133,893	$130,996

Mazor Robotics Ltd.
CONSOLIDATED CASH FLOW STATEMENTS
  (U.S. Dollars in thousands)

	Three month period
	ended March 31,
	2018 (Unaudited)	2017 (Unaudited)
Cash flows from operating activities:
Loss for the period	$(1,277)	$(5,232)
Adjustments:
Depreciation and amortization	$421	$342
Finance income, net	$(174)	$(50)
Share-based payments	$1,535	$1,201
Income tax expense (tax benefit)	$(1)	$(243)
	$1,781	$1,250

Change in inventory	$(140)	$(1,362)
Change in trade and other accounts receivable	$3,534	$4,771
Change in prepaid lease fees	$5	$(21)
Change in trade and other accounts payable	$(1,524)	$1,103
Change in employee benefits	$58	$78
	$1,933	$4,569

Interest received	$281	$72
Income tax paid	$(28)	$-
	$253	$72
Net cash provided by operating activities	$2,690	$659

Cash flows from investing activities:
Proceeds from (investment in) short-term investments, net	$(2,244)	$8,957
Investments in long-term investments	$(3,354)	$(98)
Purchase of property and equipment	$(488)	$(809)
Net cash provided by investing activities	$(6,086)	$8,050

Cash flows from financing activities:
Proceeds from exercise of share options by employees	$4,122	$2,259
Net cash provided by financing activities	$4,122	$2,259

Net increase in cash and cash equivalents	$726	$10,968
Cash and cash equivalents at the beginning of the period	$46,376	$14,954
Effect of exchange rate differences on balances of
cash and cash equivalents	$(99)	$(26)
Cash and cash equivalents at the end of the period	$47,003	$25,896
Supplementary cash flows information:
Purchase of property and equipment in credit	$(7)	$(148)
Classification of inventory to fixed assets	$50	$300

Mazor Robotics Ltd.
 RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES
(U.S. Dollars in thousands, except per share data)
(UNAUDITED)

	Three month period
	ended March 31,
	2018	2017
GAAP gross profit	$9,042	$7,570
Amortization of intangible assets	82	82
Share-based payments	118	53
Non-GAAP gross profit	$9,242	$7,705
GAAP gross profit as percentage of revenues	58.3%	64.6%
Non-GAAP gross profit as percentage of revenues	59.6%	65.7%

GAAP operating expenses	$10,490	$13,256
Share-based payments:
Research and development	$304	$158
Selling and marketing	$512	$440
General and administrative	$601	$550
Non-GAAP operating expenses	$9,073	$12,108

GAAP operating loss	$(1,448)	$(5,686)

Non-GAAP operating profit (loss)	$169	$(4,403)

GAAP net loss	$(1,277)	$(5,232)
Amortization of intangible assets	82	82
Share-based payments	$1,535	$1,201
Non-GAAP net income (loss)	$340	$(3,949)

GAAP basic and diluted loss per share	$(0.02)	$(0.11)

Non-GAAP basic and diluted earnings (loss) per share	$0.01	$(0.08)